

September 15, 2014

<u>Via E-mail</u>
Stanton E. Ross
President and Chief Executive Officer
Infinity Energy Resources, Inc.
11900 College Blvd, Suite 310
Overland Park, KS 66210

Re: Infinity Energy Resources, Inc.
Form 8-K, Item 4.01
Filed September 9, 2014
File No. 000-17204

Dear Mr. Ross:

We have reviewed your filing and have the following comments.

Please respond to this letter within five business days by amending your filing or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 8-K filed September 9, 2014</u>

<u>Changes in Registrant's Certifying Accountant</u>

1.   We note your disclosure explaining that your management and MaloneBailey, LLP disagreed over your accounting policies for certain costs that are capitalized and related to your oil and gas properties and your valuation of certain equity based and derivative instruments. Please expand your disclosure to address the following requirements, in accordance with Item 304(a)(1)(iv) of Regulation S-K.

(i) describe each disagreement,

(ii) state whether any audit or similar committee of the board or directors, or the board of directors, discussed the subject matter of each of such disagreements with MaloneBailey, LLP, and

(iii) state whether you have authorized MaloneBailey, LLP to respond fully to the inquiries of your successor accountant concerning the subject matter of each of such disagreements and, if not, describe the nature of any limitation thereon and the reason therefore.

In addition to the foregoing, obtain and file with the amendment to your Form 8-K, an updated Exhibit 16 letter from MaloneBailey, LLP, pertaining to your revised disclosure.

2.   Please also confirm that you understand the disclosure requirements set forth in Item 304(a)(1)(v) of Regulation S-K, including the event categories outlined in subparagraphs (A) through (D), and have determined that none of the events for which incremental disclosure is necessary have occurred, or if this is not the case, further revise your report to identify the events and to clarify the extent to which these were or were not among the circumstances leading to the disagreements that you have identified.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Fay, Staff Accountant, at (202) 551-3812 if you have questions regarding our comment and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief